

January 6, 2009

Mr. Robert P. Capps
Executive Vice-President-Finance and Chief Financial Officer, Mitcham Industries, Inc.
8141 SH75 South
P.O. Box 1175
Huntsville, TX 77342

Re: **Mitcham Industries, Inc.**
              Form 10-K for the year ended January 31, 2008
              Form 10-Q for the quarter ended October 31, 2008
              File No. 0-25142

Dear Mr. Capps:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2008

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

1. We note that you present EBITDA and Adjusted EBITDA, two non-GAAP performance measures that exclude recurring expenses. With reference to Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ensure future filings fully present the disclosures required by each of the 5 bullets in the answer to Question 8. Specifically, ensure your disclosures (i) identify the economic substance behind management's decision to use these non-GAAP measures, (ii) address the material limitations associated with the use of these non-GAAP measures as compared to the use of the most directly comparable GAAP financial measure and (iii) discuss the manner in which management compensates for these limitations when using these non-GAAP financial measures.

<u>Critical Accounting Policies, page 27</u>
<u>Allowance for Doubtful Accounts, page 27</u>

2. We note your disclosure on page 9 which indicates that approximately 25% of your outstanding trade accounts receivable were more than 90 days past due. In light of this, please enhance your critical accounting estimate discussion to clearly explain the factors you consider when determining your allowance for doubtful accounts. Please also expand your disclosure to discuss the typical amount of time it takes for your customers to pay their invoices and if you charge any fess associated with these past due accounts.

<u>Goodwill, page 28</u>

3. We note you have identified goodwill as a critical accounting policy. In order to provide readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   * A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   * How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

<u>Report of Independent Registered Public Accounting Firm on Financial statements, page F-2</u>
<u>Report of Independent Registered Public Accounting Firm on Internal Controls, page F-3</u>

4. Your independent registered public accounting firm's audit reports indicate that their audits were conducted "in accordance with <u>auditing</u> standards of the Public Company Accounting Oversight Board (United States)". Please note however that paragraph 3 of Auditing Standard No.1 states that auditors should conduct their audit "in accordance with the standards of the Public Company Accounting Oversight Board (United States)" regarding the auditing and related professional practice standards the engagement must be performed in accordance with. Please request that your auditors revise their reports and amend your filing to include those revised reports.

<u>Revenue Recognition of Leasing Arrangement, page F-8</u>

5. As indicated on page 5, we note that your customers are normally responsible for the cost of shipping the equipment from and to your facilities. With reference to EITF 00-10 – Accounting for Shipping and Handling Fees and Costs, clarify that you record the amounts billed to your customers as revenues and disclose where you record the related expenses. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), disclose both the amount(s) of such costs and the line item(s) on the income statement that include them.

6. Your critical accounting policy discussion on page 27 refers to commission revenues. Please expand your discussion of significant accounting policies to address the nature of this revenue stream and your related accounting.

<u>Product Warranties</u>

7. You disclose on page 12 that you maintain accruals for product warranties. In future filings, please provide the disclosures required by paragraphs 14a and 14b of FIN45.

Form 10-Q for the quarter ended October 31, 2008

<u>Condensed Consolidated Statements of Cash Flows, page 3</u>

8. Please tell us the nature of your short term investments such that it is appropriate to include the purchases of such investments within cash flows from financing activities. Refer to paragraphs 15 and 18 of SFAS 95.

Notes to the Consolidated Financial Statements

5. Balance Sheet – Prepaid expenses and other current assets – Insurance settlement receivable, page 5

9. We note that you have recognized $1.146 million insurance settlement receivable related to estimated proceeds from the destruction of certain lease pool equipment. We further note that your disclosure on page 16 refers to expected insurance proceeds. Please confirm that these proceeds are probable or provide us your basis for recognizing this receivable.

6. Goodwill and Other Intangible Assets, page 6

10. We note that 100% of your goodwill balance is allocated to the Seamap segment. Given the deterioration in revenues and operating income for Seamap for the nine months ended September 30, 2008, please tell us whether a triggering event has occurred such that you were required to perform an impairment test pursuant to paragraph 28 of SFAS 142. If not, please explain why not. If you have performed a recent impairment test, please provide us with a summary of those results.

Liquidity and Capital Resources, page 16

11. Your disclosures are silent regarding compliance with your debt covenants. Please clarify whether or not you were in compliance with your debt covenants as of September 30, 2008 and in future filings disclose your compliance with such covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant at, (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief